Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 23
DATED JUNE 23, 2011
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 23 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 18 dated April 13, 2011 (which superseded and replaced all prior supplements), Supplement No. 19 dated May 5, 2011, Supplement No. 20 dated May 17, 2011, Supplement No. 21 dated May 25, 2011 and Supplement No. 22 dated June 7, 2011.  Unless otherwise defined in this Supplement No. 23, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Recent Acquisitions

On June 17, 2011, we purchased the following property:

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remain-ing Lease Term in Years	Econ-omic Occ-upancy (3)(4)	Phy-sical Occ-upancy (4)

Draper Peaks –Draper, UT	06/17/11	229,796	$41,452,000	8.21%	$3,698,427	$16.09	4.1	100.0%	87.5%

(1)

We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income, or “NOI,” existing at the date of acquisition, by the contract purchase price of the property.  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)

Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.

(3)

As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.  Additionally, it excludes vacant spaces subject to earnout agreements as of the date of acquisition, as no purchase price was paid related to those spaces at the time of the acquisition.

(4)	As of the date of acquisition.

Draper Peaks.  On June 17, 2011, we, through Inland Diversified Draper Peaks, L.L.C., a wholly owned subsidiary formed for this purpose (the “Draper Subsidiary”), acquired a fee simple interest in a 229,796 square foot community center known as Draper Peaks, located in Draper, Utah.  We purchased this property from an affiliate of the Boyer Company, L.C., a Utah limited liability company, for a purchase price paid at closing equal to approximately $41.5 million.  However, vacant spaces totaling 28,837 square feet at Draper Peaks are subject to earnout closings aggregating approximately $5.5 million.  We will not be required to pay the earnouts on these spaces unless the spaces are leased, pursuant to the parameters set forth in the purchase agreement, within thirty-six months of closing.

We funded approximately $17.6 million of the purchase price with proceeds from our offering.  At closing, we assumed a loan secured by the property, with a remaining principal balance of approximately $23.9 million, for the remainder of the purchase price.  The terms of this loan are described below under “— Financing Transactions.”

The cap rate for Draper Peaks is approximately 8.21%.  In deciding to acquire this property, we considered the following:

Leasing Activity

•

Draper Peaks is 87.5% leased to forty-three tenants.

•

The property was constructed between 2005 and 2007, and the weighted-average remaining lease term is approximately 4.1 years.

Tenant Mix

•

The major tenant at Draper Peaks is Ross Dress for Less.  Ross Dress for Less pays an annual base rent of approximately $304,000 under a lease that expires in January 2017. Under the terms of its lease, Ross Dress for Less has four five-year options to renew through 2037.

•

Other retail tenants at the center include PETCO, Michaels and Office Depot.

•

The property includes a master lease for three tenants totaling 9,813 square feet, which are currently operating but paying a reduced rent.  The seller will be responsible for the full rent for these spaces.

Location

•

The property is shadow-anchored by a Kohl’s department store, which we do not own.

•

Draper, Utah is the location of another one of our properties, Draper Crossing, a grocery-anchored center which we purchased in 2010.

Demographics

•

Within a three-mile radius of the property, the population is approximately 83,800 and the estimated average household income is approximately $99,400.

•

Within a five-mile radius of the property, the population is approximately 199,400 and the estimated average household income is approximately $96,200.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2011 through 2020 at Draper Peaks and the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2011	3	7,810	174,626	4.7%
2012	5	11,295	235,973	6.4%
2013	7	18,981	401,809	10.9%
2014	4	17,600	401,324	10.9%
2015	12	64,348	1,167,708	31.6%
2016	4	22,777	336,943	9.1%
2017	3	37,354	478,109	12.9%

2018	1	4,194	112,735	3.1%
2019	–	–	–	–
2020	1	2,000	49,000	1.3%

The table below sets forth certain historical information with respect to the occupancy rate at Draper Peaks, expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2010	87.5%	$15.79
2009	92.6%	$16.25
2008	94.2%	$15.46
2007	96.8%	$16.36
2006	100.0%	$16.79

We believe that Draper Peaks is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are two competitive shopping centers located within approximately two miles of Draper Peaks.

Real estate taxes paid for the fiscal year ended December 31, 2010 (the most recent tax year for which information is generally available) were approximately $569,000.  The amount of real estate taxes paid was calculated by multiplying the Draper Peaks Shopping Center’s assessed value by a tax rate of 1.44%.  For federal income tax purposes, the depreciable basis in this property will be approximately $30.1 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Financing Transactions

Draper Peaks.  On June 17, 2011, the Draper Subsidiary assumed two loans with an aggregate remaining principal amount equal to approximately $23.9 million from Transamerica Financial Life Insurance Company.  The loans are secured by a Deed of Trust encumbering Draper Peaks, located in Draper, Utah, and bear interest at a weighted average rate equal to approximately 5.74% per annum.  Each loan matures on October 1, 2015 subject to the terms in the respective loan assumption agreements.  The loans require the Draper Subsidiary to make monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the loan plus all accrued and unpaid interest will be due.  The loan may be prepaid in full, but not in part, provided that the Draper Subsidiary will be required to pay a prepayment premium.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents.  The loan documents also contain various customary events of default.  In the event that an event of a default has occurred and is continuing, the loan will accrue interest at a rate equal to the lesser of the maximum legal interest rate or 18% per annum.

The loan is non-recourse to the Draper Subsidiary.  We have agreed to indemnify the lender against, and hold it harmless from and reimburse it for, any losses, costs or damages arising out of or in connection with any fraud or material misrepresentation, waste to or of the property and the breach of any representation or warranty concerning environmental laws, among other things.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of June 17, 2011.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	39,897,264	397,004,379	37,842,002	359,162,377

Shares sold pursuant to our distribution reinvestment plan:	1,103,420	10,482,484	–	10,482,484

Shares purchased pursuant to our share repurchase program:	(85,329)	(831,119)	–	(831,119)
Total:	40,935,355	$406,855,744	$37,842,002	$369,013,742

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

4